DTE ELECTRIC COMPANY

ONE ENERGY PLAZA

DETROIT, MICHIGAN 48226-1279

March 7, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur Sandel – Structured Finance

Benjamin Meeks – Structured Finance

Re:	DTE Electric Company

DTE Electric Securitization Funding I LLC

Registration Statement on Form SF-1

File Nos. 333-261612 and 333-261612-01

Dear Mr. Sandel and Mr. Meeks:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DTE Electric Company (“DTE”) and DTE Electric Securitization Funding I LLC (together with DTE, the “Registrants”), hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on March 9, 2022 at 9 a.m. E.T., or as soon as practicable thereafter.

Please call or email Adam O’Brian of Hunton Andrews Kurth LLP at (212) 309-1043 or aobrian@huntonak.com as soon as the registration statement has been declared effective.

Very truly yours,

DTE Electric Company

By:	/s/ Timothy J. Lepczyk
Name: Timothy J. Lepczyk
Title:	Assistant Treasurer

cc:       Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP

 Adam O’Brian, Hunton Andrews Kurth LLP